Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Prospectus constituting a part of this Amendment no. 2 to the Registration Statement on Form S-1 of Fusemachines Inc and its subsidiaries (f/k/a “CSLM Holdings Inc.”), of our report dated April 23, 2025 (which includes an explanatory paragraph relating to Fusemachines Inc. (n/k/a Fusemachines USA, Inc) and its subsidiaries’ ability to continue as a going concern), on our audit of the consolidated financial statements of Fusemachines Inc. (n/k/a Fusemachines USA, Inc) and its subsidiaries as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ KNAV CPA LLP
KNAV CPA LLP

Atlanta, Georgia
January 30, 2026